EXHIBIT 18

March 29, 2010

J. C. Penney Company, Inc.

Plano, Texas

Ladies and Gentlemen:

We have audited the consolidated balance sheets of J. C. Penney Company, Inc. (the Company) as of January 30, 2010 and January 31, 2009, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended January 30, 2010, and have reported thereon under date of March 29, 2010. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s Annual Report on Form 10-K for the year ended January 30, 2010. As stated in Note 1 to those financial statements, the Company elected to change its method of valuing inventory to the first-in, first-out (FIFO) method from the last-in, first-out (LIFO) method and states that the newly adopted accounting principle is preferable in the circumstances as the FIFO method better reflects current and future operations with respect to the sourcing of merchandise, more accurately reflects the current value of inventory presented in the Company’s consolidated balance sheet, and provides a better matching of cost of goods sold with revenue. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,